Exhibit 99.7
EXECUTION VERSION
Falcon Strategic Partners III, LP
21 Custom House Street, 10th Floor
Boston, Massachusetts 02110
October 18, 2009
Brickell Bay Acquisition Corp.
c/o H.I.G. Bayside Debt & LBO Fund II, L.P.
1001 Brickell Bay Drive
32nd Floor
Miami, Florida 33131
Attn: Mr. Craig Kahler
Project Liberty
Financing Commitment Letter
Ladies and Gentlemen:
          Falcon Strategic Partners III, LP (“Purchaser,” “we” or “us”) has been advised that Brickell Bay Acquisition Corp., a Delaware corporation (“Newco” or “you”) formed by H.I.G. Bayside Debt & LBO Fund II, L.P. (“Sponsor”), proposes to finance, among other things, the merger of a newly formed corporation (“MergerCo”), to be one hundred percent (100%) owned by Newco, with and into Allion Healthcare, Inc., a Delaware corporation (the “Target” or the “Issuer”), with the Target as the surviving corporation (the “Acquisition”). MergerCo shall be the issuer of the Notes (as defined below) immediately prior to the merger, and following the merger, the Issuer shall be the issuer of the Notes. Unless otherwise indicated, all references to “dollars” or “$” in this agreement and the attachments hereto (this “Commitment Letter”) are references to United States dollars. All capitalized terms used in this Commitment Letter and not defined herein having the respective meaning assigned thereto in the Term Sheet (as hereinafter defined) and the Additional Terms (as hereinafter defined), as applicable.
          We understand that the sources of funds required to fund the Acquisition consideration, to repay existing indebtedness of Target (the “Refinancing”) and to pay fees, commissions and expenses in connection with the Transactions (as defined below) will consist of (a) senior secured credit facilities of the Issuer of up to $110,000,000 (the “Bank Facilities”), consisting of a term loan (the “Term Facility”) which will be fully drawn on the Closing Date (as defined below) and a revolving facility (the “Revolving Facility”) which will be fully undrawn on the Closing Date, (b) the issuance by the Issuer of not less than $49,000,000 and not more than $51,000,000 (as the Issuer may elect) aggregate gross proceeds of senior subordinated notes (the “Notes”) pursuant to a private placement, which Notes will be issued with detachable warrants (the “Warrants” and, together with the Notes, the “Securities”), as described in the Sum-

mary of Principal Terms and Conditions of Securities attached hereto as Annex I (the “Term Sheet”) (the “Mezzanine Financing”), (c) minimum preferred and common equity contributions of not less than $85,000,000 from the Sponsor and its Controlled Investment Affiliates (as defined below) in cash (the “Sponsor Equity Financing”); provided that in the event the aggregate principal amount of loans and undrawn commitments under the Bank Facilities is less than $110,000,000 on the Closing Date (as defined below) the minimum aggregate dollar amount of the Equity Financing shall be increased on a dollar-for-dollar basis in an amount equal to such shortfall, (d) minimum preferred and common equity contributions from certain existing investors in the aggregate amount of not less than $51,000,000 (the “Rollover Equity Financing” and, together with the Sponsor Equity Financing, the “Equity Financing”) and (e) cash on the balance sheet of the Target immediately prior to the consummation of the Acquisition (the “Existing Cash”). No other financing will be required for the uses described above. As used herein, the term “Transactions” means the Acquisition, the Refinancing, the initial borrowings under the Bank Facilities, the issuance of the Securities, the Sponsor Equity Financing, the Rollover Equity Financing, the application of the Existing Cash and the payments of fees, commissions and expenses in connection with each of the foregoing. “Controlled Investment Affiliate” means, with respect to the Sponsor, any fund or investment vehicle that (i) is organized by Sponsor for the purpose of making equity or debt investments in one or more companies and (ii) is controlled by Sponsor. For purposes of this definition “control” means the power to direct or cause the direction of management and policies of a person, whether by contract or otherwise.
1. Commitment.
          You have requested that Purchaser commit to purchase from the Issuer and Newco, as the case may be, in order to provide financing for the Transactions, not less than $49,000,000 and not more than $51,000,000 (as the Issuer may elect) aggregate gross proceeds of Notes having terms consistent with those described in the Term Sheet, which is incorporated in and made a part of this Commitment Letter. Purchaser hereby commits to you (the “Commitment”) to purchase not less than $49,000,000 and not more than $51,000,000 (as the Issuer may elect) in aggregate gross proceeds of the Notes (together with Warrants to purchase the aggregate number of shares of preferred and common stock equal to 3.0% of the fully diluted stock of Newco, which Warrants shall be exercisable for shares of common stock and preferred stock of Newco (x) of the same class and having the same rights and preferences as that being issued to the investors in the Sponsor Equity Financing and (y) in the same proportion of common stock to preferred stock as is being received by the investors in the Sponsor Equity Financing (which Warrants shall be issued for no additional consideration)) pursuant to one or more purchase agreements, warrant agreements, stockholders and registration rights agreements and any other requisite agreements or documentation in our customary forms (together, the “Purchase Agreements”) which shall include the terms, conditions and other provisions set forth on the Term Sheet and Additional Terms (as defined below), each as attached hereto, and such other provisions as are customary for financings of this kind and otherwise reasonably satisfactory to us and you in all material respects. You and we agree that the closing date of the Acquisition and the concurrent closing and funding of the Mezzanine Financing and the other aspects of the Transac-

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tion (the “Closing Date”) shall be the date the conditions precedent specified in Section 4 hereof have been satisfied or waived.
          Unless Purchaser’s Commitment hereunder shall have been terminated in accordance with the terms of this Commitment Letter, Purchaser shall have the exclusive right to provide the Mezzanine Financing represented by the Commitment and that prior to the expiration of the Commitment there shall be no issues of debt securities, preferred stock, common stock or commercial bank facilities of Newco or the Issuer or any of their respective subsidiaries or affiliates (other than the Bank Facilities, the Rollover Equity Financing and the Sponsor Equity Financing) being offered, placed or arranged in connection with the Transactions. In addition, should the Transactions not be consummated and thereafter you or any of your affiliates enter into within one year of the termination of the Transactions an alternative transaction involving the acquisition of at least a majority of the stock or assets of the Target, Purchaser shall, except in the event we have committed any material breach hereof, have a right of first refusal to provide the mezzanine debt financing of such transaction on the same terms on which such mezzanine debt portion is being offered.
2. Information.
          You agree that it is a condition precedent to the funding of the Mezzanine Financing on the Closing Date that (a) all material written information provided by you and the Sponsor, other than Projections (as defined below) (and other forward looking information concerning the Target and its Subsidiaries), is and will be, when taken as a whole, complete and correct in all material respects and does not and will not, when taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading in any material respect in light of the circumstances under which such statements have been made, and (b) all financial projections concerning Newco, the Target and its subsidiaries that have been or are hereafter made available to the Purchaser by Sponsor, the Target and/or you or any of your or their respective representatives (the “Projections”) have been or will be prepared in good faith based on assumptions that are believed by you and Target to be reasonable at the time such projections were prepared; provided further that Purchaser acknowledges that (i) any such projections are subject to significant uncertainties and contingencies which are beyond your or the Target’s control, (ii) no assurance is given by you or the Target that the results forecast in any such projections will be realized, and (iii) the actual results may differ from such projections and such differences may be material.
3. Compensation.
          As consideration for the commitments of Purchaser hereunder with respect to the Mezzanine Facilities, you agree to pay, or cause to be paid, the fees set forth in the Fee Letter dated the date hereof among Falcon Investment Advisors, LLC (“FIA”) and Newco (the “Fee Letter”).

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4. Conditions.
          Notwithstanding anything in this Commitment Letter, the Term Sheet, the Additional Terms, the Fee Letter, the Financing Documentation (as defined in the Additional Terms) or any other letter agreement or other undertaking concerning the financing of the Acquisition to the contrary, the conditions precedent to the Commitment shall be limited to the following: (a) the satisfaction or written waiver by Purchaser of the conditions precedent set forth in Section 2 and (b) satisfaction or written waiver by Purchaser of the conditions precedent set forth in the Additional Terms attached hereto as Annex II which is incorporated in and made a part of this Commitment Letter (the “Additional Terms”).
          Notwithstanding anything in this Commitment Letter, the Term Sheet, the Additional Terms, the Fee Letter, the Financing Documentation or any other letter agreement or other undertaking concerning the financing of the Acquisition to the contrary, (a) the only representations the making of which shall be a condition to the availability of the Mezzanine Facilities on the closing date shall be (i) such of the representations and warranties made by the Target in the Agreement and Plan of Merger dated as of the date hereof by and among Newco, MergerCo, and the Target (the “Merger Agreement”), to the extent that Newco or MergerCo have a right not to consummate the transactions contemplated by the Merger Agreement or to terminate your or its obligations under the Merger Agreement as a result of a breach of such representations and warranties, and (ii) the Specified Representations (defined below) and (b) the terms of the Mezzanine Facilities shall contain no condition precedent to the funding of the Mezzanine Facilities on the Closing Date other than those set forth above in this paragraph or in the Additional Terms, the satisfaction of which shall obligate Purchaser to provide the Mezzanine Facilities on the terms set forth in this Commitment Letter and the Term Sheet. For purposes hereof, “Specified Representations” means the representations and warranties set forth in the Financing Documentation relating to organization, existence, power and authority, due authorization, execution, delivery, enforceability and non-contravention of the Financing Documentation with the Issuer’s or the Guarantors’ governing documents, applicable law, or any order, judgment, or decree of any court or other governmental authority binding on the Issuer, any other Guarantor or their respective subsidiaries, receipt of governmental approvals in connection with the Mezzanine Facilities, use of proceeds, solvency, Federal Reserve Bank margin regulations and the Investment Company Act.
5. Indemnity; Expense Reimbursement.
          (a) Without duplication of paragraph 5(b) below, by your acceptance below, you hereby agree, jointly and severally, to indemnify and hold harmless each of Purchaser and its affiliates (including, without limitation, controlling persons) and the directors, officers, employees, advisors and agents of Purchaser (each, an “Indemnified Person”) from and against any and all losses, claims, costs, expenses, damages or liabilities (or actions or other proceedings commenced or threatened in respect thereof), joint or several, that arise out of, result from or in any way relate to this Commitment Letter, the Fee Letter, the Mezzanine Financing, the Securities, or

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any of the transactions contemplated hereby, and to reimburse each Indemnified Person upon its demand for any costs or other expenses (including, without limitation, the fees and disbursements of legal counsel) incurred in connection with investigating, preparing to defend or defending against, or participating in, any such loss, claim, cost, expense, damage, liability or action or other proceeding (whether or not such Indemnified Person is a party to any action or proceeding), except that you shall not be liable for any such obligations in respect of any Indemnified Person to the extent any such loss, claim, damage, cost, expense or liability (a) has arisen in connection with a dispute solely among the Indemnified Persons unrelated to any dispute involving the Target or you or (b) is found in a final judgment by a court of competent jurisdiction to have arisen from (i) the gross negligence, bad faith or willful misconduct of any such Indemnified Person or any of its affiliates or their respective officers, employees, agents or directors seeking such indemnity, or (ii) a material breach of any such Indemnified Person’s obligations under this Commitment Letter (except to the extent such breach of such Indemnified Person’s obligations is a direct result of your failure to comply with the terms of this Commitment Letter and the Fee Letter or Sponsor’s failure to comply with the Sponsor Letter). You shall not be liable for any settlement of any such proceeding effected without your written consent, but if settled with such consent or if there shall be a final judgment for the plaintiff, you shall indemnify the Indemnified Persons from and against any loss or liability by reason of such settlement or judgment subject to your rights in this paragraph to claim exemption from your indemnity obligations. You shall not, without the prior written consent of any Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which such Indemnified Person is a party and indemnity could have been sought hereunder by such Indemnified Person, unless such settlement includes an unconditional release of such Indemnified Person from all liability or claims that are the subject matter of such proceeding. You also agree that no Indemnified Person will have any liability (whether direct or indirect, in contract, tort or otherwise) to you or any person asserting claims on your behalf arising out of or in connection with any transactions contemplated by this Commitment Letter, the Fee Letter, the Mezzanine Financing, the Securities or the transactions contemplated hereby except to the extent that any losses, claims, costs, expenses, damages or liabilities are found in a final non-appealable judgment by a court of competent jurisdiction to have resulted solely from the gross negligence or willful misconduct of such Indemnified Person. Notwithstanding the foregoing, none of Purchaser, Sponsor, Newco, the Issuer or any of their respective subsidiaries, affiliates or stock holders shall be responsible or liable to any person or entity for any special, indirect, consequential or punitive damages (including, without limitation, any loss of profits, business or anticipated savings) which may be alleged as a result of this Commitment Letter, the Mezzanine Financing, the Securities or the transactions contemplated hereby.
          (b) In addition, you hereby agree to reimburse Purchaser from time to time upon demand for all reasonable and documented out-of-pocket costs and expenses (including, without limitation, such legal fees and expenses of Purchaser’s counsel (consisting of legal fees of one firm of counsel to Purchasers plus such additional local or specialty counsel as Purchaser reasonably determines is necessary), appraisal, consulting (including such fees of Wilke, Fleury, Hoffelt, Gould & Birney, LLP, reimbursement risk consultant to Purchaser) and audit fees, and

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printing, reproduction, document delivery, travel, communication and publicity costs) incurred in connection with the preparation, review, negotiation, execution and delivery of this Commitment Letter, the Financing Documentation, whether or not the Closing Date occurs or the Financing Documentation is executed and delivered or any issuances of Securities are made under the Mezzanine Financing.
6. Confidentiality.
          This Commitment Letter and the Fee Letter are furnished for your benefit, and may not be relied on by any other person or entity. This Commitment Letter and the Fee Letter are delivered to you upon the condition that neither the existence of this Commitment Letter and the Fee Letter, nor any of their contents shall be disclosed by you or any of your affiliates, directly or indirectly, to any other person, except that such existence and contents of the Commitment Letter (but not the Fee Letter) may be disclosed (i) as may be compelled in a judicial or administrative proceeding or as otherwise required by law and (ii) to your directors, officers, employees, advisors and agents, and to the agents and lenders and prospective lenders under the Bank Facilities, in each case on a confidential and “need-to-know” basis and only in connection with the transactions contemplated hereby. In addition, this Commitment Letter may be disclosed to Target and its directors, officers, employees, advisors and agents, in each case on a confidential and “need-to-know” basis and only in connection with the transactions contemplated hereby. Any reference to Purchaser or any of its affiliates in any press release or public communication prepared, issued or transmitted by you or on your behalf is subject to Purchaser’s prior written approval.
          Purchaser agrees to keep confidential, and not to publish, disclose or otherwise divulge, information obtained from or on behalf of you or the Target in the course of the transactions contemplated hereby, except that Purchaser shall be permitted to disclose such confidential information (a) to their respective directors, officers, agents, employees, attorneys, accountants and advisors, and to its affiliates who are directly involved in the consideration of the transactions contemplated hereby and are made aware of and agree to comply with the provisions of this paragraph, in each case on a confidential and need-to-know basis; (b) as required by applicable law, regulation or compulsory legal or administrative process (in which case we agree to inform you promptly thereof to the extent lawfully permitted to do so); (c) to the extent requested by any bank regulatory authority (in which case we agree to inform you promptly thereof to the extent lawfully permitted to do so); (d) to the extent such information: (i) becomes publicly available other than as a result of a breach of this Commitment Letter or other arrangement subject to confidentiality restrictions or (ii) becomes available to us on a non-confidential basis from a source other than you or on your behalf; (e) to the extent you shall have consented to such disclosure in writing; (f) in protecting and enforcing the our rights with respect to this Commitment Letter; (g) to rating agencies on a confidential basis; (h) for purposes of establishing a “due diligence” defense; or (i) to the limited partners of Purchaser disclosed to you and Sponsor prior to the execution and delivery hereof (and who have executed and delivered confidentiality agreements reasonably satisfactory to you and Sponsor prior to receipt of such confidential information) and

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any affiliates thereof (collectively, the “Disclosed Limited Partners”); provided that no such disclosure shall be made by us to any of our affiliates that are (x) engaged as principals primarily in venture capital or (y) a control buyout fund (other than “above the wall” individuals at any such venture capital or control buyout funds) (each, an “Excluded Party”); and provided, further, that Purchaser may make such disclosures to an Excluded Party to the extent that (i) you have consented to such disclosure (such consent not to be unreasonably withheld) or (ii) such disclosure would be otherwise permitted to be made pursuant to this paragraph; and provided further that no such disclosure shall be made to any Competitor or any Competitor Affiliate.
7. Governing Law, Etc.
          This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by Purchaser and you. This Commitment Letter, the Fee Letter and the Sponsor Letter constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. No party has been authorized by Purchaser to make any oral or written statements or agreements that are inconsistent with this Commitment Letter, the Fee Letter and the Sponsor Letter. This Commitment Letter, the Fee Letter and the Sponsor Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter, the Fee Letter and the Sponsor Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart of this Commitment Letter, the Fee Letter and the Sponsor Letter, respectively. Headings are for convenience only. This Commitment Letter shall not be assignable by you without the prior written consent of Purchaser (and any purported assignment without such consent shall be null and void). This Commitment Letter and the Fee Letter is intended to be for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto, Purchaser and, with respect to (x) the Fee Letter and the fee provision of Section 3, FIA and (y) the indemnification provided under Section 5, each Indemnified Person. This Commitment Letter shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York without regard to principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby. Any right to trial by jury with respect to any claim or action arising out of this Commitment Letter or the Fee Letter is hereby waived. Each party hereto and each Indemnified Person hereby submits to the exclusive jurisdiction of the federal and New York State courts located in the Borough of Manhattan in The City of New York (and appellate courts thereof) in connection with any dispute related to this Commitment Letter, the Fee Letter or any of the matters contemplated hereby or thereby, and agree that service of any process, summons, notice or document by registered mail addressed to you shall be effective service of process against you for any suit, action or proceeding relating to any such dispute. Each party hereto and each Indemnified Person irrevocably and unconditionally waives any objection to the laying of such venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. Each of the par-

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ties hereto and each Indemnified Person agrees that a final judgment in any such suit, action or proceeding may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by law.
          Please indicate your acceptance of the terms hereof by returning to us executed counterparts of this Commitment Letter, the Fee Letter and the Sponsor Letter not later than 11:59 p.m. New York City time, on October 18, 2009. This Commitment Letter, the Fee Letter and the Sponsor Letter and the commitment of Purchaser hereunder are conditioned upon your acceptance of this Commitment Letter and the Fee Letter and Sponsor’s acceptance of the Sponsor Letter and our receipt of executed counterparts hereof and thereof. Upon the earlier to occur of (A) the execution and delivery of the Financing Documentation by all of the parties thereto, or (B) February 18, 2010 (provided, however, that such date shall be extended to April 1, 2010 solely in the event that, prior to such date, each of the following shall have occurred: (i) it shall have been determined by the Sponsor, Target or the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that the Acquisition is subject to Rule 13e-3 under the Exchange Act; (ii) a Schedule 13e-3 shall have been filed with the SEC in connection with the Acquisition; (iii) the SEC shall have notified Newco and/or the Target that the SEC has elected to review the Proxy Statement (as defined in the Merger Agreement); and (iv) the Sponsor shall have provided evidence reasonably satisfactory to the Purchaser of the satisfaction of the foregoing clauses (i), (ii) and (iii)), if the Financing Documentation shall not have been executed and delivered by all such parties prior to that date, or (C) if earlier than (B), the date of termination of the Merger Agreement, this Commitment Letter and the commitment of Purchaser hereunder shall automatically terminate unless Purchaser shall, in its sole discretion, agree to an extension. The provisions of the Fee Letter and the provisions under Sections 3, 5, 6 and 7 hereof shall survive termination of this Commitment Letter (or any portion hereof) or the commitment of Purchaser hereunder; provided however, notwithstanding the foregoing, this Commitment Letter shall be replaced and superseded in its entirety by and upon the effectiveness of the Financing Documentation.
[Signature Page Follows]

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          We are pleased to have been given the opportunity to assist you in connection with the financing for the Transactions.

Very truly yours, FALCON STRATEGIC PARTNERS III, LP
By:	Falcon Strategic Investments III, LP, its General Partner

By:	Falcon Strategic Investments GP III, LLC, its General Partner

By:	/s/ Eric Y. Rogoff
	Name:	Eric Y. Rogoff
	Title:	Director

Accepted and agreed to as of the date first written above: BRICKELL BAY ACQUISITION CORP.
By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Secretary

[Project Liberty Mezzanine Commitment Letter Signature Page]

ANNEX I
SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF SECURITIES1
Mezzanine Financing

Mezzanine Financing:	Principal amount of senior subordinated notes of the Issuer of not less than $49,000,000 and not more than $51,000,000 (as the Issuer may elect) (the “Notes”), together with detachable warrants (the “Warrants” and together with the Notes, the “Securities” or the “Mezzanine Financing”) representing the right to purchase the aggregate number of shares of common stock and preferred stock of Newco equal to 3.0% of the equity of Newco on a fully diluted basis (after giving effect to dilution for all present and future management options) which Warrants shall be exercisable for shares of common stock and preferred stock of Newco (x) of the same class and having the same rights and preferences as that being issued to the investors in the Sponsor Equity Financing and (y) in the same proportion of common stock to preferred stock as is being received by the investors in the Sponsor Equity Financing.

Purpose:	Proceeds of the Mezzanine Financing will be used to finance a portion of the Acquisition, including the Refinancing and to pay fees and expenses in connection therewith.

Closing Date:	The date of consummation of the Acquisition and the concurrent closing of the Mezzanine Financing and the other aspects of the Transactions (the “Closing Date”).

[1]	All capitalized terms used but not defined herein shall have the meanings provided in the Commitment Letter to which this summary is attached.

Terms of the Notes

Issuer:	MergerCo shall be the issuer of the Notes (as defined below) immediately prior to the merger with and into Allion Healthcare, Inc. (the “Issuer”), and following the merger, Issuer shall be the issuer of Notes under a purchase agreement (the “Purchase Agreement”) and related documentation.

Principal Amount:	Not less than $49,000,000 and not more than $51,000,000 (as the Issuer may elect) principal amount.

Purchase Price:	100% of principal amount.

Maturity Date:	The Notes will mature on the 5.5 year anniversary of the Closing Date.

Interest Rate:	The Notes will bear interest at a rate equal to 16.0% per annum of which 13.0% shall be payable in cash and, at the option of Issuer, 3.0% shall be payable in cash or in-kind or capitalized quarterly in arrears and added to the principal amount of the Notes. Cash interest will be payable quarterly in arrears.

Calculation of interest shall be on the basis of a 360 day year comprised of twelve, 30 day months.

Customary AHYDO “catch-up” payment provision will be included in the of definitive documentation for the purchase of the Notes.

Default Interest:	During the continuation of certain events of default on the Notes to be mutually agreed, (i) the interest rate applicable to the outstanding principal amount of the Notes shall immediately increase by a rate of 2.0% per annum and (ii) interest on overdue payments of principal and interest on the Notes will, in each case, accrue at a rate of 2.0% per annum in excess of the rate of interest applicable to the outstanding principal amount of the Notes as set forth under “Interest Rate” above.

Ranking:	The Notes and any put rights in respect of the Warrants will be subordinated to the Bank Facilities and senior in respect of payment to all other obligations of the Issuer and the Guarantors.

Purchaser and the administrative agent under the Bank Facilities (the “Senior Agent”) will enter into a customary subordination agreement with respect to the subordination of the Notes and any put rights in respect of the Warrants to the Bank Facilities and reasonably acceptable to Issuer, to the extent party thereto, the Senior Agent and Purchaser in all material respects.

Collateral:	None.

Optional Redemption:	The Notes may be redeemed, in whole or in part, at the option of the Issuer, with prior written notice, from and after the 2.5 year anniversary of the Closing Date at the purchase prices set forth below together with accrued and unpaid interest to the date of redemption:

Period Commencing	Redemption Price
Year 2.5	106.0%
Year 3	103.0%
Year 4 and thereafter	100.0%

Change of Control Offer:	Upon the occurrence of a change of control (to be defined in a manner acceptable to Purchaser and the Issuer), the holders of Notes will have the option to require the Issuer to purchase all or any portion of their Notes at a purchase price equal to the purchase price applicable to an optional redemption occurring on any such date after the 2.5 year anniversary of the Closing Date as provided under “Optional Redemption” above, plus accrued and unpaid interest to the date of repurchase. In the case of a change of control (as so to be defined) occurring prior to the 2.5 year anniversary of the Closing Date the premium shall equal a make-whole premium calculated using a discount rate to the first call date equal to the yield on comparable Treasury securities plus 100 basis points.

Mandatory Offers to Repurchase:	Subject to the priority payment rights under the Bank Facilities and, only with respect to clause (i) below, subject to waiver effective automatically upon waiver of such rights under the Bank Facilities, the Issuer will be required to offer to purchase the Notes promptly upon receipt thereof, in an amount equal to 100% of the net cash proceeds of (i) each equity issuance by Newco (other than equity issuances (A) to Sponsor, any Controlled Investment Affiliate of Sponsor or any other shareholder of Newco prior to such equity issuance, (B) to management and other employees of the Issuer or a Guarantor under any employee stock option or stock purchase plan or agreement or other employee benefits plan or agreement in existence from time to time, or (C) the proceeds of which are used by the Issuer to finance a permitted acquisition, (ii) indebtedness for borrowed money incurred by the Issuer or any Guarantor (other than indebtedness permitted to be incurred under the Purchase Agreement), and (iii) each sale or other disposition of any property or assets of the Issuer or any Guarantor outside the normal course, including, without limitation, proceeds received as a result of a casualty or condemnation event, in each case (x) subject to customary carve-outs, baskets and other exceptions to be agreed upon by the Issuer and Purchaser and (y) net of amounts reinvested in replacement assets within 180 days (or, within 270 days in the event Issuer has entered into a binding agreement for reinvestment within 180 days), in each case, at a purchase price equal to the purchase price applicable to an optional redemption occurring on any such date after the 2.5 year anniversary of the Closing Date as provided under “Optional Redemption.”) In the case of an offer to purchase occurring prior to the 2.5 year anniversary of the Closing Date there shall be applied a make-whole premium calculated using a discount rate to the first call date equal to the yield on comparable Treasury securities plus 100 basis points.

Guarantees:	Guaranteed on a senior subordinated basis by each of the Issuer’s existing and future subsidiaries, and Newco, and together with such subsidiaries, (the “Guarantors”). Newco will be a newly formed corporation controlled, directly or indirectly, by the Sponsor or its Controlled Investment Affiliates (or any of them or any combination thereof). Newco will be a single purpose entity and conduct no business other than ownership of the equity interests in the Issuer and activities ancillary or related thereto, and incur no indebtedness except as permitted under the Notes.

Affirmative Covenants:	Affirmative covenants customary for transactions of this type and otherwise reasonably acceptable to Purchaser and Issuer will apply to Newco and its subsidiaries and will, except as customary for a mezzanine financing of the type contemplated hereby, be substantially consistent with the affirmative covenants applicable to the Bank Facilities as of the Closing Date (to the extent the affirmative covenants applicable to the Bank Facilities are reasonably satisfactory to the Purchaser), subject to customary step-backs in baskets.

Negative Covenants:	Negative covenants customary for transactions of this type and otherwise reasonably acceptable to Purchaser and Issuer will apply to Newco and its subsidiaries and will, except as customary for a mezzanine financing of the type contemplated hereby, be substantially consistent with the negative covenants applicable to the Bank Facilities as of the Closing Date (to the extent the negative covenants applicable to the Bank Facilities are reasonably satisfactory to the Purchaser), subject to customary step-backs in baskets.

Financial Covenants:	Financial covenants will be substantially consistent with the financial covenants applicable to the Bank Facilities as of the Closing Date (to the extent the financial covenants applicable to the Bank Facilities are reasonably satisfactory to the Purchaser) and otherwise reasonably acceptable to Purchaser, subject to customary cushion in covenant levels; provided any changes to the definition of EBITDA shall not apply to the Financing Documentation without the consent of the Purchaser and Issuer, such consent not to be unreasonably withheld.

Events of Default:	Events of default in respect of the Notes customary for transactions of this type and otherwise reasonably acceptable to Purchaser and Issuer in all material respects will apply to Newco and its subsidiaries and will, except as customary for a mezzanine financing of the type contemplated hereby, be substantially consistent with the events of default applicable to the Bank Facilities as of the Closing Date (to the extent the events of default applicable to the Bank Facilities are reasonably satisfactory to the Purchaser), subject to customary step-backs in baskets, provided, that there will be no cross-default to the Bank Facilities (with respect to which, cross-payment default only at final scheduled maturity and cross-acceleration will apply).

Upon the occurrence of an event of default, holders of not less than a majority of the Notes will have the right to accelerate all of the Notes. Notwithstanding the foregoing, each holder of Notes will have the absolute right to receive payments of principal and interest on such holder’s Notes when due (subject to the subordination provisions with respect to the Bank Facilities).

Amendments and Modifications:	Modifications to the Financing Documentation relating to the Notes may be made with the consent of the holders of a majority in aggregate principal amount of the Notes then outstanding, except that without the consent of each holder of Notes affected thereby, no modification or change may, among other things, (1) extend the maturity of or due date of payment of interest or principal of any Notes, (2) reduce the rate of interest (other than waivers of de-

fault or default interest) or the principal amount of any Notes, (3) alter the redemption or repurchase provisions of the Notes in a matter adverse to the holders of the Notes, (4) reduce the percentage of holders necessary to modify or change the Notes or (5) release any Guarantor from its guarantee of the Notes.

Terms of the Warrants

Ownership Percentage:	An amount that equals the aggregate number of shares of common stock and preferred stock of Newco equal to 3.0% of the equity of Newco on the Closing Date, after giving effect to the Transactions on a fully diluted basis (after giving effect to the issuance of the Warrants, all other warrants, options and convertible securities outstanding on the Closing Date, and after giving effect to dilution for all present and future management options) which Warrants shall be exercisable for shares of common stock and preferred stock of Newco (x) of the same class and having the same rights and preferences as that being issued to the investors in the Sponsor Equity Financing and (y) in the same proportion of common stock to preferred stock as is being received by the investors in the Sponsor Equity Financing.

Exercise Price:	$0.01 per share.

Expiration Date:	The tenth anniversary of the Closing Date.

Antidilution Provisions:	The Warrants will contain mutually agreeable weighted average anti-dilution provisions, including, without limitation, adjustment for (with customary exclusions to be agreed upon): (1) the payment of dividends, splits, or other distributions in common or preferred stock of Newco; (2) subdivisions, combinations and reclassifications of common or preferred stock of any class of Newco; (3) mergers, consolidations, recapitalizations and other similar events; (4) dividends of cash or property (with a right to select to receive a proportionate amount of such payments); and (5) the issuance or sale of warrants, convertible securities or common or preferred stock at an effective price per share less than the fair market value thereof.

Dividends:	The Warrants will share in any dividends on the common or preferred stock of Newco, with each holder entitled to the dividend payment correspond-

ing to the number of shares of common or preferred stock into which the Warrants are then exercisable.

Put Right:	The holders of the Warrants will have the right to require the Company to purchase the Warrants at their fair market value upon and after the 8-year anniversary of the Closing Date.

Stockholder Agreements:	Purchaser in connection with its investment in the Warrants will be granted customary information rights, tag-along rights and preemptive rights on issuances of equity (subject to customary exclusions) to the extent the Warrant exercise price or number of warrant shares shall not be adjusted pursuant to anti-dilution provisions and will agree to customary drag along provisions.

Voting:	The holders of the Warrants shall not be entitled to vote until exercise.

Registration Rights:	In connection with and following the consummation of an initial public offering of equity securities of Newco, Purchaser and its transferees will have unlimited piggy-back registration rights (subject to pro rata cutbacks among all participants other than those exercising demand rights, if any).

Terms Applicable to the Securities

Representations and Warranties:	The Financing Documentation will include representations and warranties relating to Newco and its subsidiaries as are customary for financings of this kind and otherwise reasonably acceptable to Purchaser and Issuer in all material respects and will, except as customary for a mezzanine financing of the type contemplated hereby, be substantially consistent with the representations and warranties applicable to the Bank Facilities as of the Closing Date (to the extent the representations and warranties applicable to the Bank Facilities are reasonably satisfactory to the Purchaser).

Transferability:	Except as set forth below, Purchaser will be free to sell or transfer all or any part of its Notes, Warrants or common or preferred stock to (i) any Disclosed Limited Partner, (ii) any holder of the Notes and (iii) any third party, subject to applicable law; provided that in the case of clause (iii) only, the consent of the Issuer shall be required (not to be unreasonably withheld) unless an event of default shall have occurred and be continuing.

Issuer’s consent shall be required (and may be withheld in Issuer’s discretion, notwithstanding the foregoing) with respect to a transfer of Notes, Warrants or common or preferred stock to any entity whose principal business is in direct competition with the Issuer or its Subsidiaries (a “Competitor”) or, with respect to any Competitor, any other entity which directly or indirectly, is in control of, is controlled by, or is under common control with, such Competitor (a “Competitor Affiliate”).

Expenses and Indemnification:	All reasonable and documented out-of-pocket expenses (including but not limited to legal fees and expenses (of one firm of counsel to all purchasers plus such additional local or specialty counsel for all purchasers as is reasonably necessary; provided, that if the representation by any one such law firm on behalf of all purchaser would be inappropriate due to the existence of an actual conflict between any purchaser and any other purchaser, then in addition to the forgoing, the Issuer shall be required to pay legal fees of one law firm on behalf of such conflicted purchaser in addition to the forgoing) and expenses incurred in connection with due diligence and travel, courier, reproduction, printing and delivery expenses) of Purchaser associated with the preparation, execution and delivery, administration, amendment, waiver or modification (including proposed amendments, waivers or modifications) of the documentation contemplated hereby are to be paid by the Issuer.

Issuer and the Guarantors will jointly and severally indemnify and hold harmless Purchaser (solely in its capacity as a holder of the Notes) and, solely with respect to Purchaser’s holdings of the Notes, its affiliates (including, without limitation, control persons) and the directors, officers, employees and agents of Purchaser (each, an “Indemnified Person”) from and against any and all losses, claims, costs, expenses, damages or liabilities, out-of-pocket costs, expenses (including but not limited to legal fees and expenses (of one firm of counsel to all Indemnified Persons plus such additional local or specialty counsel for all Indemnified Persons as is reasonably necessary; provided, that if the representation by any one such law firm on behalf of all Indemnified Persons would be inappropriate due to the existence of an actual conflict between any Indemnified Person and any other Indemnified Person, then in addition to the forgoing, the Issuer shall be required to pay legal fees of one law firm on behalf of such conflicted Indemnified Person in addition to the forgoing)) arising out of or relating to the transactions, including but not limited to the Notes or any transactions related thereto and any use of the proceeds of any financing made under the Notes, except that Issuer and Guarantors shall not be liable for any such obligations in respect of any Indemnified Person to the extent any such loss, claim, damage, cost, expense or liability (a) has arisen in connection with a dispute solely among the Indemnified Persons unrelated to any dispute involving the Issuer or any Guarantor or (b) is found in a final judgment by a court of competent jurisdiction to have arisen from (i) the gross negligence, bad faith or willful misconduct of any such Indemnified Person or any of its affiliates or their respective officers, employees, agents or directors seeking such indemnity, or (ii) a material breach of such Indemnified Person’s obligations under the Notes (except to the extent such breach of such Indemnified Person’s obligations is a direct result of your failure to comply with the terms of the Notes).

Assignability:	Only with the prior written consent of Sponsor (not to be unreasonably withheld) shall Purchaser have the right to assign its commitment represented by the Commitment Letter; provided that such consent shall not be required for any assignment to a Disclosed Limited Partner; provided, further, that in any event, any such assignment shall not relieve the Purchaser of its Commitment (including, upon the failure of any such assignee to purchase Securities on the Closing Date, to purchase any such assigned portion thereof) in accordance with the terms of the Commitment Letter and this Term Sheet.

Notwithstanding the foregoing, Sponsor’s consent shall be required (and may be withheld in Sponsor’s discretion, notwithstanding the foregoing) with respect to any such assignment of commitment to any Competitor or any Competitor Affiliate.

Board Observer:	So long as Falcon Strategic Partners III, LP (“Falcon”) or any of its affiliates or limited partners or any affiliates of its limited partners holds any investment in Newco or its subsidiaries, Falcon shall, subject to customary limitations (to consist of confidentiality, privilege, conflict of interest and other such exceptions as may be reasonably mutually agreed), have the right to designate one person to attend meetings of Newco’s Board of Directors (which meetings may be by teleconference or vid-

eoconference and if such meetings are in person, such observer shall be entitled to attend in person) as an observer without voting rights and to receive notice of such meetings in the same manner as Newco’s Board of Directors receive such notice in accordance with Newco’s bylaws or other applicable organizational documents and copies of Board of Directors’ materials distributed to any member of the Board of Directors in connection with such meetings. Newco shall reimburse Falcon’s observer for all reasonable and documented out-of-pocket costs and expenses incurred in attending each Board meeting.

VCOC Provisions:	The Financing Documentation will include provisions granting Purchaser with such other rights as may be determined by Purchaser to be necessary to qualify its investment in the Securities as a “venture capital investment” for purposes of the United States Department of Labor Regulations.

Governing Law and Forum:	The laws of the State of New York. The corporate stockholder, rights of holders of common or preferred stock will be governed by the laws of Delaware. The Purchase Agreement will provide that the parties thereto will waive the right to trial by jury and will consent to jurisdiction of the state and federal courts located in The City of New York.

Annex II
Additional Terms
          Additional Conditions to Mezzanine Financing: Conditions precedent to the Mezzanine Financing shall be limited to those set forth under the headings “2. Information” and “4. Conditions” in the Commitment Letter and the following (with all capitalized terms used and not defined herein having the respective meaning assigned thereto in the Commitment Letter and the Term Sheet attached as Annex I to the Commitment Letter):
          1. The Acquisition shall be completed (such condition to be satisfied by receipt by Purchaser of the file stamped certificate of merger evidencing the effectiveness of the merger of the Target with and into MergerCo certified by the Secretary of State of the State of Delaware) in accordance with the terms and conditions of the Agreement and Plan of Merger dated as of the date hereof by and among Newco, MergerCo, and the Target (as such agreement is in effect on the date hereof or modified in accordance herewith the “Merger Agreement”) and no covenants, conditions or other terms of the Merger Agreement (as such agreement is in effect on the date hereof) shall have been waived, modified or amended from the form delivered to the Purchaser prior to the date hereof other than with the consent of the Purchaser or other than waivers, modifications, or amendments, which would not be (individually or in the aggregate) materially adverse to the interests of the holders of the Notes. Purchaser acknowledges that it has reviewed the version of the Merger Agreement labeled as the “EXECUTION COPY” and the schedules thereto and finds them acceptable.
          2. Purchaser shall be reasonably satisfied with the corporate and capital structure of Newco, the Issuer and their respective subsidiaries in all material respects (it being understood that the preferred stock being issued in connection with the Equity Financing will not be redeemable, or otherwise require any cash payments (including in respect of a default thereunder), prior to the 91st day following the maturity of the Notes, unless all principal, accrued and unpaid interest, premium and all other amounts outstanding in respect of the Notes shall have been paid in full), including, without limitation: (i) borrowings made by the Issuer on the Closing Date under the Bank Facilities in an amount not to exceed $95,000,000, which Bank Facilities shall be pursuant to definitive documentation on the terms set forth in that certain commitment letter dated the date hereof relating to the Bank Facilities (the “Bank Facilities Commitment Letter”) in the form previously provided to Purchaser, and to the extent any terms of the Bank Facilities are not as set forth in such commitment letter, such terms shall be customary for transactions of this type and otherwise reasonably acceptable to Purchaser in all material respects, (ii) minimum preferred and common equity contributions of not less than $85,000,000 from the Sponsor and its Controlled Investment Affiliates in cash; provided that in the event less than $95,000,000 is borrowed under the Bank Facilities on the Closing Date, the minimum required equity contributions in respect of the Equity Financing shall be increased on a dollar-for-dollar basis in an amount equal to such shortfall, (iii) preferred and common equity contributions from certain existing investors in an aggregate amount not less than $51,000,000. Purchaser acknowledges that it has reviewed the version of the Bank Facilities Commitment Letter executed on the date hereof and the term sheet thereto and finds the identity of such lender acceptable and the terms described therein acceptable. Immediately following the Transactions, none of Newco, Target or any of their subsidiaries will have any indebtedness for borrowed money or common or preferred equity issued and outstanding other than in respect of the Bank Facilities, the Securities, the Rollover Equity Financing and the Sponsor Equity Financing, other than ordinary course indebtedness (to the extent permitted under the Merger Agreement) in an aggregate amount not to exceed $1,000,000 and consistent with past practice and equity of Newco in a de minimis amount that may be issued to management of the Target on the Closing Date.
          3. There shall have occurred reasonably satisfactory completion in all material respects of background checks of such persons agreed to by Senior Agent and Sponsor prior to the date hereof to be performed by Strategic Insight Group, the results of which shall have been shared with, and shall be reasonably satisfactory to, Purchaser in all material respects.
          4. Purchaser shall have received customary evidence of corporate authority (including the Target, after giving effect to the Acquisition) and certificates of status (including certified copies of the governing documents) with respect to each of Newco, Issuer and Guarantors issued by the jurisdictions of organizations of each of them.
          5. The Acquisition shall have been approved by the Target’s and MergerCo’s board of directors and shareholders, as required pursuant to Delaware law. The closing and funding of the Mezzanine Financing shall have been approved by board of directors of MergerCo, Newco and, immediately after giving effect to the Acquisition, the Target and its subsidiaries.
          6. Purchaser shall have received unaudited quarterly financial statements of the Target and its consolidated subsidiaries (including an income statement, a balance sheet, and a cash flow statement) for the most recent quarter ending immediately prior to closing (provided that at least 45 days have passed since the end of such quarter), and a closing balance sheet adjusted to give effect to the consummation of the Acquisition.
          7. Adjusted EBITDA (as such term is defined below), for the trailing twelve month period ending immediately prior to closing for which quarterly financial statements of the Target are available (provided that at least 45 days have passed since the end of such quarter), shall be at least $38,200,000. Adjusted EBITDA shall mean EBITDA of the Target and its subsidiaries taking into account, without duplication, (i) the pro forma adjustments set forth in the Ernst & Young quality of earnings report dated as of July 17, 2009 (the “E&Y Report”) for quarters ended prior to October 1, 2009, as provided to the Senior Agent and Purchaser, (ii) the pro forma adjustments permitted under Regulation S-X, (iii) other pro forma adjustments agreed upon by Issuer, Purchaser and Senior Agent prior to the date hereof, including, without limitation, as agreed upon, an addback in the amount of $2,600,000 representing 1% of the Cost of Goods Sold of the HIV business, (iv) the pro forma adjustments set forth in the roll forward of the E&Y Report for quarter ended September 30, 2009, as provided to the Senior Agent and Purchaser and (v) the pro forma adjustments for periods occurring after September 30, 2009 sub-

stantially consistent with the categories of adjustments and calculated using the methodology set forth in the most recent roll forward of the E&Y Report received by the Senior Agent and Purchaser with respect to the most recent quarter then ended (provided, that, in the event the Closing Date is more than 60 days following December 31, 2009, there shall have been delivered to Purchaser a roll forward of the E&Y Report for quarter ended December 31, 2009).
          8. The multiple of total indebtedness of Issuer and its subsidiaries on a consolidated basis (including the Bank Facilities and the Mezzanine Financing and after giving effect thereto) to Adjusted EBITDA for the trailing twelve month period ending immediate prior to closing for which quarterly financial statements of the Target are available shall be no greater than 3.90x, as of the closing and after giving effect thereto.
          9. The multiple of total indebtedness of the Issuer and its subsidiaries (as calculated in clause (8) above) minus subordinated indebtedness of the Issuer and its subsidiaries to Adjusted EBITDA for the trailing twelve month period ending immediate prior to closing for which quarterly financial statements of the Target are available shall be no greater than 2.5x, as of the closing and after giving effect thereto.
          10. Payment in cash of all costs, fees, expenses (including, without limitation, legal fees and expenses and the fees and expenses of appraisers, consultants and other advisors) and other compensation owing to the Purchaser pursuant to the terms of the Commitment Letter, the Fee Letter and the Sponsor Letter (it being understood and agreed that any such amounts outstanding on the Closing Date may, at Sponsor’s election, be paid out of the funding proceeds for the Bank Facilities and paid to Purchaser substantially simultaneously with the satisfaction of the Commitment).
          11. Immediately after giving effect to the funding on the Closing Date, if any, and payment of all costs and expenses related to the closing, Issuer shall have minimum availability of $15,000,000 under the revolving line of credit under the Revolving Facility.
          12. Purchaser shall have received certification on behalf of the Issuer of the solvency of the Issuer and the Guarantors on a consolidated basis after giving effect to the consummation of the Acquisition from the chief financial officer of the Issuer.
          13. Receipt of the other customary closing documentation, including the legal opinions of the Issuer’s counsel reasonably acceptable to the Purchasers.
          14. On the closing date, both before and immediately after giving effect to the funding of the purchase of the Notes (i) no event of default or unmatured event of default shall have occurred under the Notes (other than an event of default or unmatured event of default resulting from a breach of any such representation or warranty that is not a Specified Representation) and (ii) the accuracy in all material respects of the Specified Representations.

          15. Preparation, execution and delivery of definitive documentation, including, without limitation, the Purchase Agreements customary for transactions of this type, which will reflect the terms set forth in the Term Sheet and will be reasonably acceptable to the Purchaser and the Issuer (the “Financing Documentation”).
          16. Repayment and cancellation of the Target’s existing credit facilities and delivery of payoff letters in form and substance reasonably acceptable to the Purchaser.
          17. No Closing Date Material Adverse Effect shall have occurred. “Closing Date Material Adverse Effect”, for purposes of the Commitment Letter, this Additional Term and the funding of the purchase price for the Notes on the closing date, shall mean a “Material Adverse Effect” as defined in the Merger Agreement (as in effect on the date hereof).

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